UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Reports March 2022 Traffic

São Paulo, April 7, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for March 2022.

Consolidated passenger traffic (RPKs) increased 68.6% compared to March 2021 on a capacity (ASKs) increase of 52.6%, resulting in a load factor of 78.7%, an increase of 7.5 percentage points compared to the same period in 2021.

"In March, we saw a strong improvement in booking trends, driven by one of the fastest corporate recoveries in the world. While we did experience some challenges from Omicron in 1Q22, we are happy to report those are now behind us and we are focused on executing our business plan for 2022, with the full recovery of corporate demand still to come and the upside from the appreciation of the real against the dollar," says John Rodgerson, CEO of Azul.

	Mar-22	Mar-21	% ∆	1Q22	1Q21	% ∆
Domestic
RPK (million)	2,218	1,453	52.6%	6,442	5,306	21.4%
ASK (million)	2,827	2,028	39.4%	8,024	6,906	16.2%
Load factor	78.4%	71.7%	+6.7 p.p.	80.3%	76.8%	+3.5 p.p.
International
RPK (million)	291	35	736.5%	842	174	383.8%
ASK (million)	360	61	491.8%	1,040	262	296.4%
Load factor	81.0%	57.3%	+23.7 p.p.	81.0%	66.4%	+14.6 p.p.
Total
RPK (million)	2,509	1,488	68.6%	7,284	5,480	32.9%
ASK (million)	3,187	2,089	52.6%	9,064	7,168	26.4%
Load factor	78.7%	71.2%	+7.5 p.p.	80.4%	76.5%	+3.9 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 900 daily flights to more than 140 destinations. With an operating fleet of 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 240 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 07, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer